CUSIP No.	913377107
EXHIBIT B
Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Alp Ercil	Managing Director
Andy Isikoff	Managing Director
David Russekoff	Managing Director
George Brokaw	Managing Director
Adam Stanislavsky	Managing Director
Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.